INVEST IN **ACCREW**

The member-owned mobile bank, empowering users as shareholders


ACCREW
Profit-Sharing Mobile Bank
Become a member, become a shareholder!

accrewmoney.com Chicago IL

Technology | Fin Tech | App | Cryptocurrency

LEAD INVESTOR

Chris Mason

I invested in Accrew because I believe in their mission to simply evolve the way people bank. I specifically love the focus on how Accrew will empower the user through shareholder rewards. I am most impressed by Accrew's longterm vision to integrate all banking platforms by being able to manage all investments through one application. It is reassuring to know that each founder of Accrew has diverse experience and expertise specific the financial technology industry.

Invested $4,000 this round & $4,000 previously

Learn about Lead Investors

Highlights

1. DeFi 💸📈
2. Blockchain ⛓🚀
3. Members Are Shareholders 🏦💳💰

Our Team



Aj Montgomery CEO

Former Sales Director for a Fintech Startup providing mobile-banking services linked to money market funds for higher rates on bank accounts. Former Vice President of Sales for an Asset Manager. Completed UC Berkeley Tech Project Management

Accrew is determined to protect its community's purchasing power and finding new incentives to adopt innovative and efficient technologies.



Mark Willoughby Head Of Operations

Former Director of operations for Bank of America tasked with developing risk-based analysis for all balance sheet accounts for the CFO group and operations team at BofA.

Pitch


ACCREW
Member-Owned Mobile Bank
By: Accrew
THE CREW
DEBIT
mastercard
ACCREW
Accounts
Accrew Checking
Accrew Savings
Wells Fargo Credit Card
View All Accounts
Transfer
Deposits
Payments


Banking Evolved with Accrew
Big Banks
Rates:
3 - 5bps
Features
Direct Deposit
ACH/Wire
Debit Card
Check Deposit
Bill Pay
Peer To Peer
ATM
Member FDIC
FDIC Insured Checking & Savings
+
Mobile Banks
Rates:
10 - 50bps
Added Features
High-Yield Checking Account
High-Yield Savings Account
Lower Fees
+
Accrew
Rates:
10 – 403+bps
Added Features
Profit-Sharing
Crypto-Equity Rewards
Defi High-Yield 4-10%
Link All/Other Accounts
Transfer Between Accounts
View All Account Transactions
2


Accrew Explained
Become a member, become a shareholder, and earn crypto equity rewards.
Transfer to Checking
Members can liquidate the crypto equity into their checking account at anytime or hold for potential appreciation.
Sign-Up Rewards
Sign Up
Crypto Equity Reward
=
Debit Card Rewards
Use Card > 24/Month
Crypto Equity Reward
=
Referral Rewards
Referral
Interchange
Interest Margin
Crypto Equity Reward
=
+
=
≥$0.05
ACCREW
≤$0.14
User
≤ 0.10%
3


Promo Code Sharing = Profit-Sharing
Profit-Share Pool
Accrew is a profit-sharing mobile bank returning recuring profits to users for active membership and sharing with their crew, family, friends
$ $ $
ATM Fees
Interchange Fees


network, and followers.
Promo Code Sharing
www.accrew.com/13891
Interest Margin Fees
Accounts
Accrew Checking
Balance
Accrew Savings
Balance
4


Profit-Share Potential
5 New Users
Referred by a member
=
$403
In profit-share per year
or
4.03% APY
On a $10,000 account
20 New Users
Referred by a member
=
$1,612
In profit-share per year
or
16.12% APY
On a $10,000 account
100 New Users
Referred by a member
=
$8,060
In profit-share per year
or
80.60% APY
On a $10,000 account
Stipulations for members to receive profit-sharing income.
• Members must set up Direct Deposit or have a total balance >$2,000 or successfully share with 10 friends.
• Members must use the debit card at least 5 times a month
5

Forward-looking projections cannot be guaranteed.


Profit-Share Held in Accrew Crypto Equity
The Profit-Share will be held in Accrew Crypto Equity, appreciating in value as more users onboard and can be liquidated into the member's checking account at anytime.
ACCREW Crypto Equity
Accrew Wallet
Accrued Crypto Tokens
Transfer
Total Accrew Wallet
Total Accrued Crypto Tokens
Earn More
Share Your Promo Code
25K Users
$1.70 Million Pool
*5 Users = $2,649
230% Return
$0.0112 Per Token
500K Users
$40.3 Million Pool
*5 Users = $63,112
3,815% Return
$0.2573 Per Token
100K Users
$8.06 Million Pool
*5 Users = $12,685
949% Return
$0.0517 Per Token
2 Million Users
$161 Million Pool
*5 Users = $258,201
12,713% Return
$1.0444 Per Token
*Returns are calculated with 70% of users liquidating their crypto equity per year.
6


Charity Feature
Members can donate a portion of their profit-share to a charity of their choice.
Simply, select a percentage of profit-share you would like to donate, (e.g., 0, 10%, 25%, 50%, 75%, 100%).
Users can select from a number of charities to share their accrued profits, with more charities being added on a regular basis.
A voting system for new charities will be added.
United Way
American Red Cross
American Cancer Society
FEEDING AMERICA
St. Jude Children's Research Hospital
THE OCEAN CLEANUP
ACCREW
Donate Your Profit-Share To A Charity Of Your Choice!
Choose A Portion To Donate
50%
Choose Your Charity
United Way
Red Cross
St. Jude Children's Hospital
Feeding America
American Cancer Society
Boy & Girls Clubs of America
7


Accrew High-Yield Accounts



FDIC Insured

High-Yield Checking

High-Yield Savings

FDIC High-Yield Accounts: Members have access to FDIC accounts with higher than average yields.

DeFi Savings Accounts

4% APY Account

10% APY Account

DeFi High Yield Accounts: Members have access to higher yields through Accrew's DeFi lending to a staking pool of diversified cryptocurrencies.



Manage All Accounts with 1 App



- Connect all your accounts in 1 app.
- Initiate transfers to and from all connected accounts.
- See transactions from all connected accounts.
- Budget income and spending from all connected accounts.

Market Opportunity

$17 Trillion Languish in Low-Interest Bank Accounts (1) X 28% of Banking is at Risk of Disruption Due to Fintech (2) X Accrew Captures 1% of Disruption

= $48 Billion In Deposits + 2 Million Members

Bank Branches Are Declining (3)



Number of Bank branches open in the US since 1934
Predicted number of banks (based on current trends)

8/10 Millennials will switch bank accounts for better rewards (4)

1. https://fred.stlouisfed.org/series/DPSACBM027NBOG
2. https://financesonline.com/fintech-statistics/
3. https://www.self.inc/info/the-death-of-the-banks/#historical-banking-trends
4. https://thefinancialbrand.com/64222/millennial-switching-banking-marketing-checking-accounts/



Competitor Comparison

4X Next Best Rate



Rates as of (12/31/21)	ACCREW	Trad. Bank Acct	ally	Marcus by Goldman Sachs	robinhood	Betterment	SoFi	MAX	chime	ALLIANT
Rate (bps)	10-403+	3-6	10-50	50	30	30	1-25	20-60	0-108	25-55
Instant liquidity	✓	✓	✓		✓	✓	✓	✓	✓	✓
Mobile App	✓	✓	✓	✓	✓	✓	✓		✓	✓
Profit-Share Income	✓									
Connect Additional Accounts	✓									
No Fees	✓		✓	✓	✓	✓	✓		✓	✓
Unlimited Transactions	✓	✓	✓		✓	✓	✓	✓	✓	✓
Debit Card	✓	✓	✓		✓	✓	✓	✓	✓	✓
ATM Access	✓	✓	✓		✓	✓	✓	✓	✓	✓
Online Bill Pay	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
FDIC Insured	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Direct Deposit	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Why Now


Community banks resemble a form of profit-share but replicate the same problems as large banks, with high costs and inefficiencies.
chime starts providing free banking services with 12M users today.
2013
FINTECH has not developed a profit-share, rather, the concern is providing the best, minimally better rate.
Large banks cannot support a profit-share with their large number of employees, overhead costs, lack of efficiency, and need to sustain profit margins.
2010
Banks start providing web and mobile banking applications.
2016
Marcus: by Goldman Sachs
high yield savings and consumer banking is born with 6M users today.
2021
COVID-19 renders bank branches obsolete and the US is already seeing signs of major inflation. (5)
citi
FRED
M2 Money Supply
↑40%
12


Go to Market Plan: Target Strategic Partners
Users are incentivized to share with their network and initial adoption will require strategic partnerships.
Target Demographic: Millennials and Zoomers ages 20-35 with an average income of $35,000 - $75,000.
Influencers
Podcasts
Gaming
Charities
Organizations
Large Corporations
CHARITY ORGANIZATIONS
Charitable Giving
13


Accrew's Partners, Milestones, & Timeline:
Accrew aims to accomplish the following milestones over the next 2 years with the referenced network of partners.
1. Launch Beta with the specified company structure 3 months after vesting period.
2. Launch Product after 2 months of beta testing.
3. Reach 5,000 Users after year 1.
4. Hire Team & Develop the profit-sharing widget while expanding operations.
5. Reach 25,000 Users after year 2 with help from the profit-sharing widget in the Helios/MX app.
MX Technologies
ACCREW
Processor & Bank Sponsor
galileo &
SuttonBank
mastercard
User
0
3 Mos
5 Mos
12 Mos
16 Mos
24 Mos
Milestone 1
Milestone 2
Milestone 3
Milestone 4
Milestone 5
Launch Beta
Launch Product
Reach 5K Users
Hire Team & Develop
Reach 25K Users
14

Forward-looking projections cannot be guaranteed.

Accrew Projected Net Income & ROI


ACCREW PROJECTED NET INCOME
$33,016,567
$4,523,269
$612,415
$25,446
($158,915)
Year 1 (5K Users)
Year 2 (25K Users)
Year 3 (100K Users)
Year 4 (500K Users)
Year 5 (2MM Users)

Year 1 - App Development Expenses	
Purchase Items	**Expense**
Bank Sponsorship & Processor	($15,000)
All Point	($5,000)
MX Tech API Expense	($10,000)
Loadsys - App Dev	($40,000)
Total Cost:	**($70,000)**

	Net Income	Revenue	5X Revenue
Year 1 (5K Users)	($158,915)	$91,167	$455,833
Year 2 (25K Users)	$25,446	$2,409,638	$12,048,190
Year 3 (100K Users)	$612,415	$9,537,158	$47,685,792
Year 4 (500K Users)	$4,523,269	$43,630,360	$218,151,798
Year 5 (2MM Users)	$33,016,567	$191,053,052	$955,265,260

	Valuation	ROI
Year 1 (10% Seeding)	$45,583	-73%
Year 2 (10% Seeding)	$1,204,819	609%
Year 3 (10% Seeding)	$4,768,579	2705%
Year 4 (10% Seeding)	$21,815,180	12732%
Year 5 (10% Seeding)	$95,526,526	56092%

Year 1 Net Income (5,000 Users)	
Interchange Revenue Per year	$43,422
Total ATM Revenue	$41,495
Average Account Balance	$5,000
AUM	$12,500,000
AUM Fee Per Year	0.0005
AUM Revenue Per Year	$6,250
Total Revenue Per Year	**$91,167**
Fixed Operating Expenses	($45,050)
Operating Expenses	($46,369)
Misc Operating Exp	($5,588)
Operating Profit/Loss	**($5,840)**
1st Yr App Dev & Maintenance	($65,000)
Marketing Expense	($10,000)
Misc (Salaries, etc)	-
Non Operating Exp	($75,000)
Accrew Profit-Share To Users	**($78,075)**
Total Net Income Per Year	**($158,915)**

Year 2 Net Income (25,000 Users)	
Interchange Revenue Per year	$1,632,209
Total ATM Revenue	$714,929
Average Account Balance	$5,000
AUM	$62,500,000
AUM Fee Per Year	0.001
AUM Revenue Per Year	$62,500
Total Revenue Per Year	**$2,409,638**
Fixed Operating Expenses	($180,209)
Operating Expenses	($911,378)
Misc Operating Exp	($45,251)
Operating Profit/Loss	**$1,272,800**
App Dev & Maintenance	($50,000)
Marketing Expense	($50,000)
Misc (Salaries, etc)	($300,000)
Non Operating Exp	($400,000)
Accrew Profit-Share To Users	**($847,355)**
Total Net Income Per Year	**$25,446**

Year 3 Net Income (100,000 Users)	
Interchange Revenue Per year	$6,371,402
Total ATM Revenue	$2,790,756
Average Account Balance	$5,000
AUM	$250,000,000
AUM Fee Per Year	0.0015
AUM Revenue Per Year	$375,000
Total Revenue Per Year	**$9,537,158**
Fixed Operating Expenses	($675,750)
Operating Expenses	($2,832,900)
Misc Operating Exp	($105,752)
Operating Profit/Loss	**$5,922,756**
App Dev & Maintenance	($100,000)
Marketing Expense	($200,000)
Misc (Salaries, etc)	($1,000,000)
Non Operating Exp	($1,300,000)
Accrew Profit-Share To Users	**($4,010,341)**
Total Net Income Per Year	**$612,415**

Year 4 Net Income (500,000 Users)	
Interchange Revenue Per year	$28,167,591
Total ATM Revenue	$12,337,769
Average Account Balance	$5,000
AUM	$1,250,000,000
AUM Fee Per Year	0.0025
AUM Revenue Per Year	$3,125,000
Total Revenue Per Year	**$43,630,360**
Fixed Operating Expenses	($3,604,018)
Operating Expenses	($12,558,984)
Misc Operating Exp	($472,655)
Operating Profit/Loss	**$26,994,703**
App Dev & Maintenance	($300,000)
Marketing Expense	($300,000)
Misc (Salaries, etc)	($2,000,000)
Non Operating Exp	($2,600,000)
Accrew Profit-Share To Users	**($19,871,434)**
Total Net Income Per Year	**$4,523,269**

Year 4 Net Income (2,000,000 Users)	
Interchange Revenue Per year	$124,166,514
Total ATM Revenue	$54,386,538
Average Account Balance	$5,000
AUM	$5,000,000,000
AUM Fee Per Year	0.0025
AUM Revenue Per Year	$12,500,000
Total Revenue Per Year	**$191,053,052**
Fixed Operating Expenses	($12,839,250)
Operating Expenses	($55,189,171)
Misc Operating Exp	($2,058,156)
Operating Profit/Loss	**$120,966,475**
App Dev & Maintenance	($600,000)
Marketing Expense	($600,000)
Misc (Salaries, etc)	($6,000,000)
Non Operating Exp	($7,200,000)
Accrew Profit-Share To Users	**($80,749,909)**
Total Net Income Per Year	**$33,016,567**


15

Forward-looking projections cannot be guaranteed.


Accrew Team
AJ Montgomery CEO & Founder
Experience:
Sales Director for Investor Cash Management
Fintech startup providing mobile banking services linked to Money Market Funds for higher rates on banking assets.
Regional Vice President for Zacks Asset Management
Wholesaling asset management services to Charles Schwab, Wells Fargo, UBS, and Morgan Stanley.
Education:
UC Berkeley – Tech Project Management Bootcamp
Grand Valley State University - BS Economics & Finance
CFA Level 1
Mark Willoughby Operational Advisor
Experience:
Assistant VP Business Control Specialist for Bank of America
Project lead for the Balance Sheet Control Program team, developing risk based analysis for all balance sheet accounts for the CFO group, Middle Office, and Operations teams for BofA.
Audit Senior for Ernst & Young
Specialize in audits of public companies primarily in the manufacturing industry.
Education:
Michigan State University – Master's Accounting
Michigan State University – BS Accounting
CPA
Peter Szczepanski Tech Advisor
Experience:
Senior Software Engineer for GiveCampus
At GiveCampus, the mission is to help advance the quality, affordability, and accessibility of education.
Senior Developer for Avant
Avant is a fast-growing marketplace lending platform that is lowering the costs and barriers of borrowing for consumers through the use of big data and machine-learning algorithms.
Education:
Depaul University – BS Computer Science
16


Future Evolution
1st Year
2nd Year
3rd Year
Mobile Bank * Debit Card * Profit-Sharing
Direct Deposit
ACH/Wire
Debit Card
Check Deposit
Bill Pay
Peer To Peer
ATM
Transfer Between Accounts
Link All Accounts
Profit-Sharing
Crypto Equity & DeFi High-Yield
Crypto-Equity Rewards
Defi High-Yield 4-10%
Credit Card & Crypto Wallet
Credit Card
Crypto Wallet & Exchange


Accrew
"The Social & Responsible Banking Crew"
THE CREW
DEBIT
mastercard
ACCREW
How can we help you today?
Accounts
Accrew Checking
Accrew Savings
Wells Fargo Credit Card
View All Accounts
Transfers
Deposits
Payments
18

Downloads

Accrew 1-Pager.pdf